EXHIBIT 99.9

CONSENT OF REYNALDO RIVERA

United States Securities and Exchange Commission

Gentlemen:

In connection with Silver Wheaton Corporation’s (the “Company”) Annual Report on Form 40-F for the year ended December 31, 2008 (the “Annual Report”), I, Reynaldo Rivera, AusIMM, Vice President Exploration (Luismin S.A. de C.V., the Mexican operating subsidiary of Goldcorp Inc.), hereby consent to the inclusion in, or incorporation by reference into, and the use of my name in connection with the preparation of the following documents/reports:

1.	Resource and reserve estimates of the San Dimas Mine;

2.	Resource and reserve estimates of the Los Filos Mine;

3.	Resource and reserve estimates of the Peñasquito Mine;

4.	Technical report dated March 10, 2009 entitled “Peñasquito Project Technical Report, Concepcion del Oro District, Zacatecus State, Mexico” re-addressed to Silver Wheaton Corporation; and

5.	The Annual Report.

Date: March 30, 2009

/s/ Reynaldo Rivera
Name: Reynaldo Rivera, AUSIMM Title: Vice President Exploration Luismin S.A. de C.V. (the Mexican operating subsidiary of Goldcorp Incorporation)